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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)


                                KENWIN SHOPS, INC
                               (Name of Issuer)


                                  Common Stock
                        (Title of Class of Securities)


                                   491782-10
                                (CUSIP Number)

                             David I. Ferber, Esq.
                       Ferber Greilsheimer Chan & Essner,
                        530 Fifth Ave, New York, NY 10036
                                 (212) 944-2200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 12, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies fo this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) fo other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial fiing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The informaiton required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No. 491782-10                                 Page ______ of ______ Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person               11-3333465

     D & A Funding Corporation


2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power
                              167,956

Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              83,978

     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     167,956


12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     30.1%

14.  Type of Reporting Person*


     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D
CUSIP No. 491782-10                                 Page ______ of ______ Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person               11-3110504

     DPW Enterprises, Inc.


2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power
                              3,500

Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              3,500

     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,500


12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     .006%

14.  Type of Reporting Person*


     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D
CUSIP No. 491782-10                                 Page ______ of ______ Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Donald Weiner


2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power
                              2,000

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 171,456

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              2,000

     With
                         10.  Shared Dispositive Power
                              87,478


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     173,456


12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     31.1%

14.  Type of Reporting Person*


     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D
CUSIP No. 491782-10                                 Page ______ of ______ Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Arthur Gins


2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     U.S.A.

                         7.   Sole Voting Power
                              1,500

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 167,956

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              1,500

     With
                         10.  Shared Dispositive Power
                              83,978


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     169,456


12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     30.4%

14.  Type of Reporting Person*


     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 491782-10                                 Page ______ of ______ Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Julius Herling


2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power
                              2,000

Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              2,000

     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,000


12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     .003%

14.  Type of Reporting Person*


     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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1.  Security and Issuer

         This statement on Schedule 13D relates to shares of Common Stock, $.01 par value (the "Common Stock"), of Kenwin Shops, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4747 Granite Drive, Tucker, Georgia 30084.

Item 2.  Identity and Background

         This statement is filed on behalf of D&A Funding Corporation ("D&A Funding"), DPW Enterprises, Inc. ("DPW Enterprises"), Donald Weiner ("Mr. Weiner"), Arthur Gins ("Mr. Gins"), and Julius Herling ("Mr. Herling"; with D&A Funding, DPW Enterprises, Mr. Weiner and Mr. Gins collectively, the "Filing Persons").

         D&A Funding is a New York corporation with principal office and business address at 1600 Route 110, Farmingdale, New York 11735. The principal business of D&A Funding is selling women's apparel and providing financial and consulting services to companies engaged in the apparel industry. The officers and directors of D&A Funding are Mr. Weiner, director and President, and Mr. Gins, director and Secretary/Treasurer.

         DPW Enterprises is a New York Corporation with principal office and business address at 1600 Route 110, Farmingdale, New York 11735. The principal business of DPW Enterprises is investing. The officers and directors of DPW Enterprises are Mr. Weiner, director and President, and Barbara Weiner, Mr. Weiner's wife ("Mrs. Weiner"), director and Secretary/Treasurer.

         Mr. Weiner is a United States citizen. Mr. Weiner's principal occupation is President of Dresses For Less, Inc., 1600 Route 110, Farmingdale, New York 11735. Dresses For Less, Inc. is a company engaged in the sale of women's apparel and accessories. Mr. Weiner is filing this statement in his capacity as custodian for his minor son, Michael Weiner, pursuant to the Uniform Gifts to Minors Act. Mr. Weiner is Interim Chief Executive Officer of the Issuer.

         Mrs. Weiner is a United States citizen. Mrs. Weiner's principal occupation is Secretary/Treasurer of Dresses For Less, Inc., 1600 Route 110, Farmingdale, New York 11735.

         Mr. Gins is a United States citizen. Mr. Gins's principal occupation is President of Seam Products, Inc., 5711 Kennedy Boulevard, North Bergen, New Jersey 07047. Seam Products, Inc. is a company engaged in the manufacture of knit fabrics.

         Mr. Herling is a United States citizen. Mr. Herling's principal occupation is an attorney engaged in the practice of law with the firm Roosevelt, Arfa, Herling & Cadoux, LLP, located at 1025 Westchester Avenue, Suite 106, White Plains, New York 10604.

         During the last five years none of D&A Funding, DPW Enterprises, Mr. Weiner, Mrs. Weiner, Mr. Gins and Mr. Herling have been convicted in a criminal proceeding nor was a party to a civil proceeding and subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used to acquire the Common Stock of the Issuer are as follows:

                     Name            Amount       Source
                     ----            ------       ------
                  D&A Funding       $43,489   working capital

                  DPW Enterprises   $ 7,312   working capital

                  Mr. Weiner        $ 5,062   personal funds

                  Mr. Gins          $ 3,250   personal funds

                  Mr. Herling       $ 5,250   personal funds

Item 4.  Purpose of Transaction

         D&A Funding intends to purchase additional shares of Common Stock in order to acquire a controlling interest in the Issuer. On August 15, 1996 D&A Funding and the Issuer entered into a Management Agreement (the "Management Agreement") pursuant to which D&A Funding will acquire an additional 442,840 authorized but unissued and treasury shares of Common Stock, at a purchase price of one ($.01) cent per share, and will assume operating control of the Issuer's business activities. The Management Agreement is subject to shareholder approval and will not be effective until such approval has been obtained at a special meeting of the shareholders. A copy of the Management Agreement is included as an Exhibit to this Schedule 13D and is incorporated herein by reference.

         Pending shareholder approval of the Management Agreement, Mr. Weiner has been appointed Interim Chief Executive Officer of the Issuer. Ira Abramson has resigned as Chairman of the Board, Chief Executive Officer, Vice President and Assistant Secretary of the Issuer. Robert Schwartz has resigned as President of the Issuer. It is anticipated that a new Board of Directors will be appointed following approval of the Management Agreement by the shareholders.

Item 5.  Interest in Securities of the Issuer

         (a) The Filing Persons taken together are the beneficial owners of 176,956 shares of Common Stock, which is approximately 31.7% the Common Stock outstanding.

         D&A Funding beneficially owns an aggregate of 167,956 shares of Common Stock, which is approximately 30.1% of the Common Stock outstanding.

         DPW Enterprises beneficially owns an aggregate of 3,500 shares of Common Stock, which is approximately .006% of the Common Stock outstanding.

         Mr. Weiner in his capacity as custodian for Michael Weiner beneficially owns 2,000 shares of Common Stock. Mr. Weiner, in his capacity as director and President of D&A Funding and DPW Enterprises, may be deemed to be the beneficial owner of an aggregate of 171,456 shares of Common Stock under Section 13(d) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The total aggregate number of shares of Common Stock which Mr. Weiner beneficially owns is 173,456, which is approximately 31.1% of the Common Stock outstanding.

         Mrs. Weiner in her capacity as a director and Secretary/Treasurer of DPW Enterprises, Inc. may be deemed under Section 13(d) of the Exchange Act to beneficially own an aggregate of 3,500 shares of Common Stock, which is approximately .006% of the Common Stock outstanding.

         Mr. Gins beneficially owns 1,500 shares of Common Stock in his personal name. Mr. Gins, in his capacity as a director and Secretary/Treasurer of D&A Funding, may be deemed to be the beneficial owner of an aggregate of 167,956 shares of Common Stock under the Exchange Act. The total aggregate number of shares of Common Stock which Mr. Gins beneficially owns is 169,456, which is approximately 30.4% of the Common Stock outstanding.

         Mr. Herling beneficially owns an aggregate of 2,000 shares of Common Stock, which is approximately .003% of the Common Stock outstanding.

         (b) D&A Funding has sole power to vote 167,956 shares of Common Stock and sole power to dispose of 83,978 shares of Common
Stock.

         DPW Enterprises has sole power to vote and dispose of 3,500 shares of Common Stock.

         Mr. Weiner in his capacity as custodian for Michael Weiner has sole power to vote and to dispose of 2,000 shares of Common Stock. Mr. Weiner may be deemed to share power to vote and to dispose of 3,500 shares of Common Stock with Mrs. Weiner, and to share power to vote 167,956 shares of Common Stock and to dispose of 83,978 shares of Common Stock with Mr. Gins, under Section 13(d) of the Exchange Act.

         Mrs. Weiner may be deemed to share power to vote and dispose of 3,500 shares of Common Stock with Mr. Weiner under Section 13(d) of the Exchange Act.

         Mr. Gins has sole power to vote and dispose of 1,500 shares of Common

Stock. Mr. Gins may be deemed to share power to vote 167,956 shares of Common Stock and to dispose of 83,978 shares of Common Stock with Mr. Weiner under Section 13(d) of the Exchange Act.

         Mr. Herling has sole power to vote and dispose of 2,000 shares of Common Stock.

         (c) On July 29, 1996, DPW Enterprises purchased 500 shares of Common Stock in an open market transaction on the American Stock
Exchange, at a price of $1.50 per share.

         On August 29, 1996 DPW Enterprises acquired 3,000 shares of Common Stock in an open market transaction on the American Stock Exchange, at a price of $2.50 per share for 1,500 shares and $2.375 per share for the remaining 1,500 shares.

         On August 29, 1996 Mr. Weiner purchased 2,000 shares of Common Stock in an open market transaction on the American Stock Exchange, at a price of $2.50 per share for 1,000 shares and $2.375 per share for the remaining 1,000 shares.

         On August 30, 1996 Julius Herling purchased 2,000 shares of Common Stock in an open market transaction on the American Stock Exchange at a price of $2.625 per share.

         On September 12, 1996 D&A Funding acquired 83,978 shares of Common Stock and irrevocable proxies to vote an additional 83,978 shares of Common Stock in a private transaction with certain shareholders of the Issuer at a price per share of $.50 per share plus 10 percent of the Issuer's per share pre-tax earnings in each succeeding year, but not to exceed $4.50 per share in the aggregate.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On August 15, 1996 D&A Funding and the Issuer entered into a Management Agreement, a copy of which is included as an Exhibit to this Schedule 13D and is incorporated herein by reference.

         On August 15, 1996 D&A Funding and the Issuer entered into a Consignment Sale Agreement, a copy of which is included as an Exhibit to this Schedule 13D and is incorporate herein by reference.

         On September 12, 1996 D&A Funding executed an agreement to purchase shares of Common Stock from certain shareholders of the Issuer. A copy of this agreement is included as an Exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material To Be Filed As Exhibits

1.       Consignment Sale Agreement dated August 15, 1996 between D&A Funding and the Issuer.

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2.       Management Agreement dated August 15, 1996 between D&A Funding and the
         Issuer.

3. Letter Agreement dated August 15, 1996, among D&A Funding and Lillian Abramson, Kenneth Silberstein, Richard Moskowitz, Robert Schwartz, Morrissa Moskowitz Anapulsky, Irwin Moskowitz, Ira Abramson, and Michelle Silberstein Meltzer.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 1996                         D&A FUNDING CORPORATION
- ------------------
                                           By: /s/ Donald Weiner
                                               -------------------------
                                               President


                                           DPW ENTERPRISES, INC.

                                           By: /s/ Donald Weiner
                                               -------------------------
                                               President


                                           /s/ Donald Weiner
                                           -----------------------------
                                           Donald Weiner


                                           /s/ Arthur Gins
                                           -----------------------------
                                           Arthur Gins


                                           /s/ Julius Herling
                                           -----------------------------
                                           Julius Herling